June 16, 2010

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

> Re: Allianz Life Insurance Company of North America
>   Alliance Life Variable Account B
>   Initial Registration Statement on Form N-4
>   File Nos. 333-166408 and 811-05618

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statement, which the Commission received on April 30, 2010. Based on our review, we have the following comments on the registration statement:

1. Fee Table and Examples (Pages 4-5)
    (a) Please use the word "None," rather than the current text following the "Sales/withdrawal charge" caption.
    (b) In footnote 1, rather than using "two different Accounts," please use "Base Account" and "Income Advantage Account." See also comment 15 below.
    (c) Please provide in a pre-effective amendment all missing fee and expense information in the tables and expense examples.
    (d) Please change reference to "State of Additional Information" to Statement of Additional Information."
    (e) Please state in footnote 1 to "Examples" how much advance notice will be provided of any change in the "Income Advantage Account Fee."

2. Annuitant (Page 9)
    Please briefly explain in plain English how death benefits vary by different persons.

3. Covered Person(s) (Pages 9-11)
    Please delete the cross-reference to the Contract, which is contained in the last sentence of this section. All material terms must be disclosed in the prospectus.

4. Purchase Payments (Page 11)
    (a) In the third paragraph, please revise the disclosure to clarify that additional payments received before the close of business will be added to the Contract on that date as required by Rule 22c-1, rather than within one Business Day.
    (b) Please confirm that the "Financial Professional" referenced here and on page 60 will not be an agent of or for Allianz Life Insurance Company.

5. Income Advantage Account Investment Option…(Page 12)
    (a) Please delete the clause "and in your Contract" in the first sentence (bolded) of this section.
    (b)Please also provide that you will secure all necessary SEC and other governmental approvals before eliminating or substituting an Investment Option.

6. Automatic Investment Plan (Page 13)
    Please explain and revise the second to last sentence of this section.

7. Dollar Cost Averaging Program (Pages 13-14)
    Please explain why 100% of the initial Purchase Payment is allocated to the money market account if the dollar cost average program is elected initially. Why can't it be treated in the same manner as the individual who chooses to participate in program later.

8. Investment Options (Page 16)
    Please add that you will send copies of the "current" prospectus when the Contract is issued (last sentence of second paragraph).

9. Transfers Between Investment Options (Page 22)
    In the fourth bullet of the second paragraph, please revise so that you will only modify the right to make transfers if a person violates the "Excessive Trading and Market Timing" policies.

10 Financial Advisers-Asset Allocation Programs (Pages 25-26)
    Please bold the disclosure regarding tax consequences of withdrawals, including fees withdrawn from the accounts.

11. Contract Maintenance Charge (Page 28)
    Please identify the states which do not allow contract maintenance charges to be assessed against the general account (last paragraph).

12. Calculating your Income Advantage Payments (Page 34)
    Please explain the last sentence of the second paragraph, which states that the initial Income Advantage Payment must either be zero or at least $100.

13. Excess Withdrawals and Transfers to the Base Account (Page 34)
    Please explain the last sentence of the first paragraph.

14. The Separate Account (Page 42)
    Please combine and revise the fourth and fifth sentences of the last paragraph, so that
     it is clear that the only excess amounts which may be transferred from the Separate
    Account are seed money or earned fees and charges.

15. Glossary
    The definitions of and disclosure throughout the prospectus refers to the "Base
    Account" and the "Income Advantage Account" as specific accounts distinct from
    the "Separate Account" and the "General Account" (page 26). Please describe the
    the nature and structure of these accounts. In this connection, please explain the
    reference in footnote 1 to the "Owner Transaction Expenses" table (page 4) to
    transfers between the same investment option in the "two different Accounts."

16. Appendix A (Pages 14-16)
    (a) Footnote 1 should specify the contractual expense cap. This comment is also
    applicable to footnote 1 to the table on page 16 regarding the fund of funds. Footnote
    2 does not appear to have corresponding entry in the table. Please
    revise. The caption "Expense reimbursement" should be revised to "Fee waivers
    and/or Expense Reimbursements." Also, change the last caption to "Total annual
    fund operating expenses after fee waivers and/or expense reimbursements." Please
    also add the word "fund" to the "Total annual operating expenses" column.
    (b) Fee waivers and expense reimbursements may not be shown unless they are
    in effect for one year from the effective date of this prospectus. Please delete and
    revise the table as appropriate.

17. Exhibits
    A Power of Attorney which specifically references this filing must be included.

18. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required or missing disclosure not included
    in this registration statement must be filed in a pre-effective amendment to
    the registration statement.

19. Tandy Comment
    We urge all persons who are responsible for the accuracy and adequacy of the
    disclosure in the filings reviewed by the staff to be certain that they have provided all
    information investors require for an informed decision. Since the registrant and its
    management are in possession of all facts relating to the registrant's disclosure, they
    are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the registrant requests acceleration of the
    effective date of the pending registration statement, it should furnish a letter, at the
    time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
- the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products